Kevin F. Barrett
Law Office of Kevin F. Barrett
275 Battery Street, Suite 2000
San Francisco, CA 94111
Tel. (415) 871-4422
Fax (415) 373-9350
kevin@kevinfbarrett.com
www.kevinfbarrett.com

February 4, 2010

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Attn: Sandy Eisen; Chris White, Branch Chief
100 F Street, N.E.
Washington, DC 20549

Re:	Form 20-F and Form 6-K for Nevada Geothermal Power Inc.; File Number 0-49917

Dear Ms. Eisen and Mr. White:

This letter is to follow up from my conversation with Ms. Eisen yesterday and in response to the Division of Corporation Finance’s letter dated February 1, 2010 regarding Nevada Geothermal Power’s Form 20-F for the fiscal year ended June 30, 2009 and the Form 6-K filed December 2, 2009.

Ms. Eisen graciously granted our request for an extension to respond to the SEC’s letter until March 1, 2010.

Thank you.

/s/ Kevin F. Barrett
Kevin F. Barrett

cc	Andrew Studley Chief Financial Officer Nevada Geothermal Power, Inc.